                          Prospectus Supplement No. 1
                       Filed Pursuant to Rule 424(b)(3)
                      (To Prospectus dated May 12, 1998)
                          Registration No. 333-47933

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 12, 1998)
                                                                           LOGO
                           USN COMMUNICATIONS, INC.
                  9% CONVERTIBLE SUBORDINATED NOTES DUE 2004
              9% CONSENT CONVERTIBLE SUBORDINATED NOTES DUE 2006
                       WARRANTS TO PURCHASE COMMON STOCK
                                 COMMON STOCK

  This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 12, 1998 (the "Prospectus"), relating to (i) $36.0 million in aggregate principal amount at maturity of 9% Convertible Subordinated Notes due 2004 (the "Original Notes"), (ii) $13.0 million in aggregate principal amount at maturity of 9% Consent Convertible Subordinated Notes due 2006 (the "Consent Notes" and, together with the Original Notes, the "Convertible Notes"), (iii) 1,590,266 warrants to purchase an aggregate of 2,989,840 shares, subject to adjustment under certain circumstances, of Common Stock, par value $.01 per share (the "Common Stock") of USN Communications, Inc. (the "Company") at an initial exercise price of $.01 per share (collectively, the "Warrants") and (iv) up to 7,726,129 shares of Common Stock which includes (a) up to 4,736,289 shares of Common Stock issuable upon conversion of the Convertible Notes (the "Convertible Note Shares") and (b) 2,989,840 shares of Common Stock issuable upon exercise of the Warrants (collectively, the "Warrant Shares") which may be offered for sale from time to time by the selling securityholders (the "Selling Securityholders"). The Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. The Prospectus also relates to the initial issuance of the Convertible Note Shares by the Company. The Convertible Notes, the Warrants, the Convertible Note Shares and the Warrant Shares are collectively referred to as the "Securities." The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders but will receive proceeds upon the exercise of the Warrants of $.01 per share.

  The Prospectus is hereby amended and supplemented to include the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed with the Securities and Exchange Commission on May 15, 1998, attached as Annex A hereto.

                               ----------------

  SEE "RISK FACTORS," BEGINNING ON PAGE 15 OF THE PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES.

                               ----------------

 THE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  PASSED  UPON  THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE
       CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

            The date of this Prospectus Supplement is June 9, 1998.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                        ANNEX A

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-Q

  [X]          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended March 31, 1998

                                      OR

  [_]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For the Transition period from to

                         COMMISSION FILE NO. 333-16265

                           USN COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              36-3947804
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
             INCORPORATION
           OR ORGANIZATION)

 10 SOUTH RIVERSIDE PLAZA, SUITE 401,                   60606
           CHICAGO, ILLINOIS                         (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (312) 906-3600

                                      N/A
  (FORMER NAME, FORMER ADDRESS AND FORMER FISCAL YEAR, IF CHANGED SINCE LAST
                                    REPORT)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

  As of April 30, 1998, there were 23,137,513 shares outstanding of the registrant's Common Stock, par value $.01 per share.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                    MARCH 31,    DECEMBER 31,
                                                      1998           1997
                                                  -------------  -------------
                     ASSETS
CURRENT ASSETS:
 Cash and cash equivalents....................... $ 108,162,625  $  87,454,418
 Marketable equity securities....................    12,341,365      8,180,824
Accounts receivable, net of allowances for
 doubtful accounts of $7,684,000 at 1998 and
 $4,537,000 at 1997..............................    47,521,094     23,917,093
Inventory........................................     1,217,187            --
 Other current assets............................     2,621,170      1,443,575
                                                  -------------  -------------
   Total current assets..........................   171,863,441    120,995,910
Property and equipment--net......................    22,762,708     16,802,065
Goodwill, net of accumulated amortization of
 $369,000 at 1998................................    49,611,970            --
Other assets.....................................    50,822,231     33,402,271
                                                  -------------  -------------
   Total assets.................................. $ 295,060,350  $ 171,200,246
                                                  =============  =============
  LIABILITIES, REDEEMABLE PREFERRED STOCK, AND
      COMMON STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Accounts payable................................ $  28,457,007  $  20,485,168
 Accrued expenses and other liabilities..........    19,648,351      7,178,373
 Capital lease obligations and notes payable.....       618,440        559,223
                                                  -------------  -------------
   Total current liabilities.....................    48,723,798     28,222,764
 14 5/8% Senior Discount Notes, net of Original
  Issue Discount.................................   133,285,939    105,486,381
 14% Senior Discount Notes, net of Original
  Issue Discount.................................    12,969,222     35,790,140
 9% Convertible Subordinated Discount Notes, net
  of Original Issue..............................    31,546,854     30,867,615
Discount
 9% Consent Convertible Notes, net of Original
  Issue Discount.................................    10,187,500            --
 Capital lease obligations and notes payable.....       652,954        555,960
                                                  -------------  -------------
   Total liabilities.............................   237,366,267    200,922,860
REDEEMABLE PREFERRED STOCK:
 9% Cumulative Convertible Pay-In-Kind Preferred
  Stock: par value $1;
  30,000 shares authorized at 1997; 10,920
  shares outstanding at
  December 31, 1997..............................           --          10,920
 9% Cumulative Convertible Pay-In-Kind Preferred
  Stock, Series A: par value $1; 150,000 shares
  authorized at 1997; 45,209 shares outstanding
  at December 31, 1997...........................           --          45,209
 Accumulated unpaid dividends....................           --       1,516,355
 Additional paid-in-capital......................           --      55,704,861
                                                  -------------  -------------
   Total redeemable preferred stock..............           --      57,277,345
COMMON STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock, $.01 par value, 100,000,000
  shares authorized at March
  31, 1998 and 30,000,000 shares authorized at
  December 31, 1997; 22,082,333 and 7,282,511
  shares issued at March 31, 1998 and December
  31, 1997, respectively.........................       220,823         72,826
 Additional paid-in capital......................   259,826,741     74,642,145
 Treasury stock, 10,000 shares at December 31,
  1998 and 1997..................................        (1,077)        (1,077)
Accumulated other comprehensive income:
 Unrealized gain on available-for-sale
  securities.....................................    12,341,365      8,180,824
 Accumulated deficit.............................  (214,693,769)  (169,894,677)
                                                  -------------  -------------
   Total common stockholders' equity (deficit)...    57,694,083    (86,999,959)
                                                  -------------  -------------
   Total liabilities, redeemable preferred stock,
    and common stockholders' equity (deficit).... $ 295,060,350  $ 171,200,246
                                                  =============  =============

           See Notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                    THREE MONTHS ENDED MARCH
                                                               31,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
NET SERVICE REVENUE                                 $ 32,420,538  $  3,916,839
COST OF SERVICES...................................   26,636,511     3,435,022
                                                    ------------  ------------
    Gross profit...................................    5,784,027       481,817
EXPENSES:
  Sales and marketing..............................   24,425,177    10,190,647
  General and administrative.......................   20,087,841     6,462,343
                                                    ------------  ------------
OPERATING LOSS.....................................  (38,728,991)  (16,171,173)
OTHER INCOME (EXPENSE):
  Interest income..................................    1,568,417       643,290
  Interest expense.................................   (7,062,533)   (2,036,327)
  Other income.....................................        2,749         3,305
                                                    ------------  ------------
    Other income (expense)--net....................   (5,491,367)   (1,389,732)
                                                    ------------  ------------
NET LOSS........................................... $(44,220,358) $(17,560,905)
                                                    ============  ============
ACCUMULATED PREFERRED DIVIDENDS.................... $    578,734  $    225,000
                                                    ============  ============
NET LOSS TO COMMON SHAREHOLDERS.................... $(44,799,092) $(17,785,905)
                                                    ============  ============
NET LOSS PER COMMON SHARE --BASIC AND DILUTED...... $      (3.12) $      (2.48)
                                                    ============  ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.........   14,366,749     7,175,250
                                                    ============  ============



           See Notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1998 AND YEAR ENDED DECEMBER 31, 1997

                                     SERIES A
                           9% PIK     9% PIK    ACCUMULATED    ADDITIONAL
                          PREFERRED  PREFERRED     UNPAID       PAID-IN
                            STOCK      STOCK     DIVIDENDS      CAPITAL        TOTAL
                          ---------  ---------  ------------  ------------  ------------
BALANCE, DECEMBER 31,
 1996...................  $  10,000             $    225,000  $  9,810,185  $ 10,045,185
Issuance of 920 shares
 of 9% PIK Preferred
 Stock as payment of
 dividends..............        920                 (920,251)      919,331           --
Issuance of 45,209
 shares of Series A 9%
 PIK Preferred Stock....             $ 45,209                   45,163,863    45,209,072
Costs incurred related
 to issuance of Series A
 9% PIK Preferred Stock.                                          (188,518)     (188,518)
Accumulated dividends on
 9% PIK Preferred Stock.                             940,957                     940,957
Accumulated dividends on
 Series A 9% PIK
 Preferred Stock........                           1,270,649                   1,270,649
                          ---------  --------   ------------  ------------  ------------
BALANCE, DECEMBER 31,
 1997...................     10,920    45,209      1,516,355    55,704,861    57,277,345
                          ---------  --------   ------------  ------------  ------------
Accumulated dividends on
 9% PIK Preferred Stock.                             113,847                     113,847
Accumulated dividends on
 Series A 9% PIK
 Preferred Stock........                             464,887                     464,887
Conversion of 9% PIK and
 Series A 9% PIK
 Preferred Stock to
 common stock...........    (10,920)  (45,209)    (2,095,089)  (55,704,861)  (57,856,079)
                          ---------  --------   ------------  ------------  ------------
BALANCE, MARCH 31, 1998.  $     --   $    --    $        --   $        --   $        --
                          =========  ========   ============  ============  ============



           See Notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                             (DEFICIT) (UNAUDITED)
       THREE MONTHS ENDED MARCH 31, 1998 AND YEAR ENDED DECEMBER 31, 1997

                                                              ACCUMULATED
                                    ADDITIONAL     COMMON        OTHER
                           COMMON    PAID-IN     STOCK HELD  COMPREHENSIVE  ACCUMULATED
                           STOCK     CAPITAL     IN TREASURY    INCOME        DEFICIT         TOTAL
                          -------- ------------  ----------- ------------- -------------  -------------
BALANCE, DECEMBER 31,
 1996...................  $ 71,853 $ 54,114,755    $(1,077)                $ (57,791,382) $  (3,605,851)
Issuance of 97,251
 shares of common stock.       973      531,125                                                 532,098
Compensation expense on
 stock options..........                644,538                                                 644,538
Issuance of stock
 warrants...............             19,351,727                                              19,351,727
Accumulated dividends on
 9% PIK Preferred Stock.                                                        (940,957)      (940,957)
Accumulated dividends on
 Series A 9% PIK
 Preferred Stock........                                                      (1,270,649)    (1,270,649)
Comprehensive income
 (loss):
  Net loss..............                                                    (109,891,689)  (109,891,689)
  Other comprehensive
   income (loss), net of
   tax:
    Unrealized gain of
     available-for-sale
     securities.........                                      $ 8,180,824                     8,180,824
                                                                                          -------------
  Comprehensive loss....                                                                   (101,710,865)
                          -------- ------------    -------    -----------  -------------  -------------
BALANCE, DECEMBER 31,
 1997...................    72,826   74,642,145     (1,077)     8,180,824   (169,894,677)   (86,999,959)
                          -------- ------------    -------    -----------  -------------  -------------
Issuance of 8,669,636
 shares of common stock.    86,696  137,981,195                                             138,067,891
Costs incurred related
 to issuance of stock...            (10,764,324)                                            (10,764,324)
Accumulated dividends on
 9% PIK Preferred Stock.                                                        (113,847)      (113,847)
Accumulated dividends on
 Series A 9% PIK
 Preferred Stock........                                                        (464,887)      (464,887)
Conversion of 9% PIK and
 Series A 9% PIK
 Preferred Stock to
 common stock...........    61,301   57,794,778                                              57,856,079
Compensation expense on
 stock options..........                172,947                                                 172,947
Comprehensive income
 (loss):
  Net loss..............                                                     (44,220,358)   (44,220,358)
  Other comprehensive
   income (loss), net of
   tax:
    Unrealized gain of
     available-for-sale
     securities.........                                        4,160,541                     4,160,541
                                                                                          -------------
  Comprehensive loss....                                                                    (40,059,817)
                          -------- ------------    -------    -----------  -------------  -------------
BALANCE, MARCH 31, 1998.  $220,823 $259,826,741    $(1,077)   $12,341,365  $(214,693,769) $  57,694,083
                          ======== ============    =======    ===========  =============  =============

           See Notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                   THREE MONTHS ENDED MARCH
                                                              31,
                                                   --------------------------
                                                       1998          1997
                                                   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.......................................... $(44,220,358) $(17,560,905)
Adjustments to reconcile net loss to net cash
 flows from operating activities:
  Depreciation and amortization...................    2,152,404       361,243
  Amortization of organization costs and
   intangibles....................................       62,546       364,646
  Non-cash interest on debt obligations...........    7,017,247     2,016,191
  Stock compensation award expense................      172,947       125,697
  Changes in:
    Accounts receivable...........................  (18,361,904)   (1,342,077)
    Allowance for doubtful accounts...............    1,244,661       120,032
    Other current assets..........................     (269,147)     (199,945)
    Other assets..................................          --       (294,338)
    Accounts payable..............................    2,868,484    (1,291,659)
    Accrued expenses..............................    9,089,488       779,384
                                                   ------------  ------------
      Net cash flows from operating activities....  (40,243,632)  (17,041,763)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment................   (5,763,436)   (2,917,385)
Purchase of subsidiary, net of cash acquired......  (69,053,616)          --
                                                   ------------  ------------
      Net cash flows from investing activities....  (74,817,052)   (2,917,385)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Consent Convertible Notes...........   10,000,000           --
Issuance of common stock..........................  138,067,891           --
Costs incurred related to issuance of stock.......  (10,764,324)          --
Deposits..........................................   (1,390,224)       32,550
Repayment of capital lease obligations and notes
 payable..........................................     (144,452)     (154,053)
                                                   ------------  ------------
      Net cash flows from financing activities....  135,768,891      (121,503)
                                                   ------------  ------------
NET INCREASE (DECREASE) IN CASH...................   20,708,207   (20,080,651)
CASH AND CASH EQUIVALENTS--Beginning of period....   87,454,418    60,818,478
                                                   ------------  ------------
CASH AND CASH EQUIVALENTS--End of period.......... $108,162,625  $ 40,737,827
                                                   ============  ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Conversion of Preferred Stock to Common Stock..... $ 57,856,079           --
                                                   ============  ============
Dividends Paid in Kind............................ $  2,095,089  $    450,000
                                                   ============  ============
Declared Dividends................................ $    578,734  $    225,000
                                                   ============  ============
Capital Lease Obligations Incurred................ $    287,617           --
                                                   ============  ============
Cash Paid for Interest............................ $     45,286  $     26,464
                                                   ============  ============
Cash Paid for Income Taxes........................          --            --
                                                   ============  ============

           See Notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1998

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited, condensed consolidated financial statements of USN Communications, Inc. (the "Company") included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest annual report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2. NEW ACCOUNTING PRONOUNCEMENTS

  On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Other comprehensive income consists solely of unrealized gains on available-for-sale securities.

3. ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following (in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1998        1997
                                                          --------- ------------
      Billed.............................................  $21,191    $10,790
      Unbilled...........................................   34,014     17,664
      Gross accounts receivable..........................   55,205     28,454
      Allowance for doubtful accounts....................   (7,684)    (4,537)
      Net accounts receivable............................  $47,521    $23,917

  Unbilled accounts receivable comprises access charges, features and usage for revenue earned but not yet billed to customers. Substantially all unbilled accounts receivable were billed within 45 days after the quarter.

4. PRIVATE PLACEMENT OFFERINGS

  In August 1997, in connection with the 1997 private placement offering, the Company issued an option to the holders of the 14% Senior Discount Notes due 2006 (the "14% Senior Notes") to purchase $13.0 million aggregate principal amount at maturity of the Company's 9% Convertible Subordinated Discount Notes due 2006 ("Consent Notes") for an aggregate purchase price of $10 million and convertible into common stock at a conversion price of $10.121 per share based on accreted value at the time of conversion. Pursuant to the option, which was exercised by the holders in October 1997, the Consent Notes were sold in January 1998 at a price before commissions of $767.90 per $1,000 face amount. These notes will accrete interest at an annual rate of 9%, compounded semiannually, until January 13, 2001. Thereafter interest will be paid semiannually in arrears in cash.

  In March 1998, the holders of the 14% Senior Notes exchanged $31.5 million aggregate principal amount at maturity of the Company's 14% Senior Notes for $33.6 million aggregate principal amount at maturity of the Company's 14 5/8% Senior Discount Notes due 2004 (the "14 5/8% Senior Notes").

5. CHANGES IN EQUITY

  In February 1998, the Company issued and sold 8,600,000 shares of Common Stock (of which 600,000 shares were sold pursuant to the underwriters' over-allotment options) in its initial public offering for net proceeds of approximately $127.0 million. In March 1998, the Company issued and sold 28,861 additional shares solely to cover underwriters' over-allotment options for net proceeds of $0.4 million. In conjunction with the initial public offering, all of the Company's outstanding 9% Preferred Stock and Series A 9% Preferred Stock, including dividends accrued through the conversion date, were converted to 6,130,175 shares of Class A Common Stock. Subsequently, all of the shares of the Company's Class A Common Stock were converted to an equal number of the Company's newly created common stock.

6. ACQUISITION

  On February 20, 1998, the Company used a portion of the net proceeds from its initial public offering to acquire all of the outstanding capital stock of Hatten Communications Holding Company, Inc., a Connecticut corporation ("Hatten Communications"), pursuant to a Stock Purchase Agreement dated January 7, 1998, for approximately $69.1 million, net of cash acquired, including the repayment of approximately $14.0 million of existing indebtedness and the payment of certain fees and expenses.

  The acquisition was recorded under the purchase method of accounting, and accordingly, the results of operations of Hatten Communications have been included in the consolidated financial statements since the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair market value at the date of the acquisition as summarized below (in thousands):

      Current assets................................................... $ 8,317
      Long-term assets.................................................   1,291
      Intangible assets................................................  17,961
      Goodwill.........................................................  49,981
      Current liabilities..............................................  (8,496)
      Purchase price................................................... $69,054

  Goodwill of $50.0 million is being amortized on a straight-line basis over 15 years. Additionally, the fair market value ascribed to the acquired customer list of $15.0 million, included in intangible assets, is being amortized on a straight-line basis over 5 years. Management is in the process of reviewing the final allocation of the purchase price.

  The following table reflects unaudited pro forma combined results of operations of the Company and Hatten Communications on the basis that the acquisition had taken place on January 1, 1997 (in thousands, except per share data):

                                                           PRO FORMA  PRO FORMA
                                                           MARCH 31,  MARCH 31,
                                                             1998       1997
                                                           ---------  ---------
      Net service revenue................................. $ 43,156   $ 11,899
      Net loss to common shareholders..................... $(48,706)  $(20,284)
      Net loss per common share B--basic and diluted...... $  (3.39)  $  (2.83)
      Weighted average common shares outstanding..........   14,367      7,175

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  In 1994, the Company entered the local telecommunications market as a facilities-based CLEC with network facilities in Ohio. Due to the high costs associated with the initial construction, installation and expansion of each local network facility, including right-of-way costs, franchise fees, interconnection charges and other operating expenses and in anticipation of the impact of the passage of the Telecommunications Act of 1996, the Company refocused its operations. The Company sold its existing facilities in Ohio and certain other assets in February 1996, and transferred certain liabilities with respect to those facilities, to pursue a non-facilities-based approach to the local telecommunications market. As part of the Company's strategy to refocus its operations, the Company, through a newly formed wholly owned acquisition subsidiary, Quest United, Inc. ("Quest"), acquired certain assets and assumed certain liabilities of Quest America, LP., a telecommunications reseller and consulting firm (the "Quest Acquisition").

  The Company negotiated for the first total service resale agreement with Ameritech Corporation for local services, which was signed in November 1995, and negotiated with NYNEX Corporation (now Bell Atlantic Corporation) for a comprehensive local resale agreement which was signed in July 1996. The Company also consummated various other agreements in 1996 with certain carriers for the resale of long distance and enhanced and other value-added services. The Company commenced the marketing and provisioning of services under those agreements during the latter half of 1996. Although management believes that its current strategy will have a positive effect on the Company's results of operations over the long-term, through an increase in its customer base and product offerings, this strategy is expected to have a negative effect on the Company's results of operations over the short-term. The Company anticipates losses and negative cash flow for the foreseeable future, attributable in part to significant investments in operating, sales, marketing, management information systems and general and administrative expenses. To date, the Company's growth, including capital expenditures, has been funded primarily by capital contributions, sales of preferred stock and by the proceeds from the private placement or public offering of debt and equity securities.

  In August 1997, the beneficial holders of all of the 14% Senior Notes and the 9% Convertible Subordinated Notes due 2003 (the "Convertible Notes") consented (the "Consent") to the amendment of the indentures with respect to the 14% Senior Notes and the Convertible Notes to allow the Company to consummate the private placement of the 14 5/8% Senior Notes. In connection with the Consent, the Company paid a consent fee to such holders consisting of warrants to purchase 145,160 shares of Common Stock, at an exercise price of $.01 per share. The Company also granted to such holders an option to purchase the Consent Notes, which have terms substantially similar to the Convertible Notes, for an aggregate purchase price of $10.0 million. The option was exercised in October 1997 and the Consent Notes were issued in January 1998. Additionally, the Company granted to holders of the 14% Senior Notes an option, for a specified period of time, to exchange all, or a portion, of the 14% Senior Notes for 14 5/8% Senior Notes having an accreted value equal to the accreted value of such 14% Senior Notes at the time of such exchange. In March 1998, such holders exchanged $31.5 million aggregate principal amount at maturity of 14% Senior Notes for $33.6 million aggregate principal amount at maturity of 14 5/8% Senior Notes.

  In February 1998, the Company issued and sold 8,600,000 shares of its Common Stock (of which 600,000 shares were sold pursuant to the underwriters' over-allotment options) in its initial public offering for net proceeds of approximately $127.0 million. In March 1998, the Company issued and sold 28,861 additional shares solely to cover underwriters' over-allotment options for net proceeds of $0.4 million. Also, in February 1998, the Company completed the acquisition of Hatten Communications for approximately $69.1 million, which included the repayment of approximately $14.0 million of existing indebtedness and the payment of certain fees and expenses. The first quarter 1998 results include the operations of Hatten Communications from the acquisition date.

  The Company's net service revenue consists primarily of sales revenue from telecommunications resale services net of certain adjustments, including credits and allowances. The Company bills its subscribers for local, long distance and other service usage based on the type of service utilized, the number, time and duration of calls, the geographic location of the terminating phone numbers and the applicable rate plan in effect at the time of the call.

  Cost of service includes the cost of local, long distance and other services charged by carriers for recurring charges, per minute usage charges and feature charges, as well as the cost of fixed facilities for dedicated services and special regional calling plans.

  Sales and marketing expense consists of the costs of providing sales and other support services for customers including salaries of salesforce personnel. General and administrative expense consists of the costs of the billing and information systems and personnel required to support the Company's operations and growth as well as bad debts and all amortization expenses. Depreciation is allocated throughout sales, marketing, general and administrative expense based on asset ownership.

  The Company has experienced significant growth in the past and, depending on the extent of its future growth, may experience significant strain on its management, personnel and information systems. To accommodate this growth, the Company will continue to implement and improve operational, financial and management information systems. In an effort to support its growth, the Company added several senior management positions and over 600 employees in 1997 and over 400 employees in the first quarter of 1998. Also, the Company is implementing new information systems that will provide improved recordkeeping for customer information and management of uncollectible accounts and fraud control.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

  Net service revenue increased to $32.4 million for the three months ended March 31, 1998 from $3.9 million for the three months ended March 31, 1997. The number of local access lines in service at March 31, 1998 was 226,084 compared to 18,557 as of March 31, 1997. The net increase in access lines was 54,122 lines for the first quarter of 1998 compared to 10,193 lines for the first quarter of 1997. The increase in net service revenue was due primarily to the substantial increase in the Company's installed base and the corresponding increase in the customer base in the Company's geographic markets.

  Gross profit increased to $5.8 million for the three months ended March 31, 1998 from $0.5 million for the three months ended March 31, 1997. The increase in gross profit is attributable to the above mentioned increase in customer base. The gross margin percentage was 17.8% for the first quarter of 1998, up from 12.3% for the first quarter of 1997 and 14.4% for the fourth quarter of 1997. The acquisition of Hatten Communications in the first quarter of 1998 contributed to the favorable increase in the gross profit percentage.

  Sales and marketing expenses increased $14.2 million, or 139%, from $10.2 million for the three months ended March 31, 1997 to $24.4 million for the three months ended March 31, 1998. The increase was due primarily to an increase in the number of sales and marketing employees from approximately 420 at March 31, 1997 to approximately 835 at March 31, 1998 to support the growth in customer base. This increase in headcount resulted in increases to salaries and benefits of approximately $9.8 million, travel and training costs of approximately $1.7 million, recruitment costs of approximately $1.3 million and facility and office related expenses of approximately $0.9 million. These increases were offset by a decrease of $1.0 million in advertising costs.

  General and administrative expenses increased $13.6 million, or 209%, to $20.1 million for the three months ended March 31, 1998 versus $6.5 million for the three months ended March 31, 1997. The increase was due primarily to an increase in the number of operations and administrative employees from approximately 200 at March 31, 1997 to approximately 615 at March 31, 1998 to support the growth in the customer base, which resulted in increases to salaries and benefits of approximately $3.6 million, increased bad debt expense of approximately $2.2 million, billing costs of approximately $2.0 million, fees paid to consultants and other professionals of approximately $1.9 million and facility related costs of approximately $1.4 million.

  Interest and other income increased to $1.6 million for the three months ended March 31, 1998 from $0.6 million for the three months ended March 31, 1997 due primarily to an increase in the average cash and cash equivalents balance for the three month period ended March 31, 1998 versus the three month period ended March 31, 1997.

  Interest expense increased to $7.1 million for the three months ended March 31, 1998 from $2.0 million for the three months ended March 31, 1997. This increase was due primarily to interest expense attributable to the 14 5/8% Senior Notes issued in August 1997 and the Consent Notes issued in January 1998.

  As a result of the factors described above, the Company had a net loss of $44.2 million for the three months ended March 31, 1998 compared to a net loss of $17.6 million for the three months ended March 31, 1997. The first quarter 1998 EBITDA was a negative $36.5 million versus a negative $15.4 million in the first quarter of 1997.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded its operations primarily through proceeds from the issuance of debt and equity securities. As of March 31, 1998, the Company had cash and cash equivalents of $108.2 million and working capital of $123.1 million. The Company's operating activities utilized cash of approximately $40.2 million for the three months ended March 31, 1998 and $17.0 million for the three months ended March 31, 1997.

  The Company's investing activities for the three months ended March 31, 1998 of $74.8 million consists of $69.1 million for the purchase of Hatten Communications and property and equipment purchases of $5.8 million related to the development of systems infrastructure and the increase in computer equipment and office buildouts related to the corresponding increase in headcount. For the three months ended March 31, 1997, the Company's investing activities consisted of $2.9 million of property and equipment purchases for sales office expansion in the Company's geographic markets.

  The Company's financing activities generated $135.8 million for the three months ended March 31, 1998. In January 1998, the Company issued $13.0 million aggregate principal amount at maturity of Consent Notes for an aggregate purchase price of $10.0 million. In February 1998, the Company issued and sold 8,600,000 shares of Common Stock (of which 600,000 shares were sold pursuant to the underwriters' over-allotment options) in its initial public offering for net proceeds of approximately $127.0 million. In March 1998, the Company issued and sold 28,861 additional shares solely to cover underwriters' over-allotment options for net proceeds of $0.4 million. Cash utilized for financing activities for the three months ended March 31, 1997 of approximately $122,000 related primarily to the repayment of capital lease obligations and notes payable.

                           PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

  From time to time the Company is party to routine litigation and proceedings in the ordinary course of its business. The Company and its subsidiaries are not aware of any current or pending litigation that the Company believes would have a material adverse effect on the Company's results of operations or financial condition. The Company and its subsidiaries continue to participate in regulatory proceedings before the FCC and state regulatory agencies concerning the authorization of services and the adoption of new regulations.

ITEM 2. CHANGES IN SECURITIES

  In February 1998, in connection with the Company's initial public offering, all of the Company's 9% Preferred Stock and Series A 9% Preferred Stock, including dividends accrued through the conversion date, were converted into shares of the Company's Class A Common Stock. Such Class A Common Stock, along with the Company's Class A Common Stock previously outstanding, was converted into the Company's Common Stock, par value $.01 per share, in connection with the initial public offering.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

  None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  None.

ITEM 5. OTHER INFORMATION

  None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

  (a) EXHIBITS

    27. Financial Data Schedule

  (b) REPORTS ON FORM 8-K

  Form 8-K dated January 8, 1998 to report the execution of a definitive agreement for the acquisition, by the Company, of Hatten Communications.

  Form 8-K dated March 6, 1998 to report the closing of the acquisition, by the Company, of Hatten Communications.

                                   SIGNATURE

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                          USN Communications, Inc.
                                              (Registrant)

                                                   /s/ Gerald J. Sweas
                                          -------------------------------------
                                          Executive Vice President and Chief
                                           Financial Officer (Duly authorized
                                           officer and principal financial
                                           officer of the registrant)

Date: May 15, 1998

                               INDEX TO EXHIBITS

                                     SEQUENTIALLY
  EXHIBIT                              NUMBERED
  NUMBER     EXHIBIT DESCRIPTION         PAGE
  -------    -------------------     ------------
    27     Financial Data Schedule        17